WRITER'S DIRECT DIAL NUMBER 212-373-3078 WRITER'S DIRECT FACSIMILE 212-492-0078 WRITER'S DIRECT E-MAIL ADDRESS afoley@paulweiss.com

May 2, 2012

Via FedEx and EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549-3628

The following are the responses of GeoGlobal Resources Inc.  (“GeoGlobal” or the “Company”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated April 25, 2012 (the “Comment Letter”) with respect to GeoGlobal’s Registration Statement on Form S-3, Filed April 5, 2012, File No. 333-180600 (the “Form S-3”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.

H. Roger Schwall	2

Registration Statement on Form S-3

General

1.           You disclose that ILDE has a right to subscribe for and purchase up to 16,466,639 Units (consisting of Common Stock and Warrants) after the Share Exchange and the right to purchase up to 1,975,996 Warrants depending on the Warrants issued to Rodman & Renshaw, LLC.  It appears that you have registered the Shares underlying the Warrants issuable to ILDE even though those Warrants have not yet been issued.  Please explain to us how you comply with paragraph (a) of General Instruction I.B.4 of Form S-3 since those Warrants have not yet been issued.  In that regard, we conveyed the following concerns via telephone on April 12, 2012:

•	Reconciling the number of Shares registered from the private placement; and

•	Some Shares underlying the Warrants do not appear to be issued yet.

Response:

The Company will file an Amendment No. 1 to the Form S-3 to remove all units (“Units”), each Unit consisting of (i) one share of Common Stock and (ii) one Warrant, and all shares associated with the Units.  Specifically, the Company will remove the shares underlying the Warrants payable to Rodman & Renshaw, LLC and certain of its principals upon ILDE’s exercise of its option to purchase Units and the shares underlying the Warrants issuable pursuant to ILDE’s participation right.

Selling Stockholders, page 9

2.   Please identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by Rodman & Renshaw, LLC.  See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The Company has revised the Selling Stockholder’s table on page 10 of the Form S-3 to identify the natural person who exercises voting and dispositive powers over the Warrants being issued to Rodman & Renshaw, LLC, as determined under rules analogous to those described in Rule 13d-3.

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Together with this response, GeoGlobal has filed an Amendment No. 1 to amend the Form S-3 in a manner consistent with the comments and responses set forth above.

H. Roger Schwall	3

In connection with responding to the comments of the Staff, GeoGlobal acknowledges that: GeoGlobal is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and GeoGlobal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have enclosed herewith two copies of a blackline of the Amendment No. 1 to the Form S-3 against the Form S-3 filed on April 5, 2012, to better show the specific changes made and to aid in your review.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Andrew J. Foley at (212) 373-3078.

Very truly yours,

/s/ Andrew J. Foley

Andrew J. Foley